Via Facsimile and U.S. Mail
Mail Stop 6010

June 13, 2006

Mr. Zan Guerry
Chief Executive Officer
Chattem, Inc.
1715 West 38th Street
Chattanooga, TN 37409

Re: Chattem, Inc.
Form 10-K for the fiscal year ended November 30, 2005
File No. 000-05905

Dear Mr. Guerry:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph P. Roesler
Accounting Branch Chief